Via EDGAR

December 28, 2011

Ms. Michele Roberts

Senior Counsel, Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:          Western-Southern Life Assurance Company Separate Account 1

Request for Acceleration of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File Numbers 333-177619 and 811-08420) (the “Registration Statement”)

Dear Ms. Roberts:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at on December 30, 2011, or as soon thereafter as practicable.

In connection with this request, Touchstone Securities, Inc., the underwriter, has also signed this letter requesting acceleration.

Sincerely,

Touchstone Securities, Inc.		Western-Southern Life Assurance Company, on behalf of itself and its Separate Account 1

/s/ Rhonda S. Malone		/s/ Kevin L. Howard
By:	Rhonda S. Malone	By:	Kevin L. Howard
Title:	Secretary	Title:	Vice President and Associate General Counsel